FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of February 2010

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Exhibit No. 1	Completion of ABN AMRO Legal Demerger dated 8 February 2010
Exhibit No. 2	Director/PDMR Shareholding dated 9 February 2010
Exhibit No. 3	Rule 8.3- (Kenmore European Industrial Fund Ltd) dated 17 February 2010
Exhibit No. 4	Rule 8.1- Babcock Int dated 19 February 2010
Exhibit No. 5	Rule 8.1- (Shanks Group) dated 19 February 2010
Exhibit No. 6	Dividend Declaration dated 19 February 2010
Exhibit No. 7	Rule 8.3- (Kenmore European Industrial Fund Ltd) dated 23 February 2010
Exhibit No. 8	Directorate Change dated 25 February 2010

Exhibit No. 1

London, 8 February 2010

RBS announces completion of ABN AMRO legal demerger in the Netherlands

On 6 February 2010, the businesses of ABN AMRO acquired by Dutch State were legally demerged from the RBS acquired businesses. As a result, there are now two separate banks within ABN AMRO Holding N.V., The Royal Bank of Scotland N.V. ('RBS N.V.') and the new entity named ABN AMRO Bank N.V., each licensed separately by the Dutch Central Bank. Both banks will be governed by the current managing and supervisory boards of ABN AMRO Holding N.V. until the legal separation of the new ABN AMRO Bank N.V. from ABN AMRO Holding N.V.

The legal separation involves the transfer of the new ABN AMRO Bank N.V. to a holding company that has been established by the Dutch State. This transfer is expected to take place within two months of the legal demerger and is subject to approval by the Dutch Central Bank. The new ABN AMRO Bank N.V. will then become an independent bankwith new managing and supervisory boards, operating under Dutch Central Bank supervision and unrelated to the RBS Group. Further details on the legal demerger are provided in a press release issued by The Royal Bank of Scotland N.V. and ABN AMRO Bank N.V. and available on www.abnamro.com and www.rbs.com.

The debt instruments issued by ABN AMRO Bank N.V. that were economically allocated to the RBS acquired businesses remain legal obligations of the RBS N.V. A list of these debt instruments is provided in the Appendix.

The legal demerger and the global renaming to The Royal Bank of Scotland N.V. are significant milestones for the integration of the businesses and assets acquired by RBS. At legal separation, new managing and supervisory boards will be appointed for RBS N.V., which will operate under Dutch Central Bank supervision.

For more information, please contact:

RBS Group Investor Relations Investor.relations@rbs.com +44 207 672 1758 RBS Group Media Relations +44 131 523 4414

APPENDIX

The debt instruments issued by ABN AMRO/ABN AMRO Bank N.V. that were economically allocated to RBS acquired businesses remain legal obligations of RBS N.V. A list of these debt instruments is provided below:

Lower Tier 2	Coupon	Type of instrument	ISIN
EUR1,500m	Floating	Bermudan callable subordinated lower tier 2 notes 2015 (callable June 2010)	XS0221082125
EUR800m	6.25%	Subordinated notes 2010	NL0000118024
EUR250m	4.70%	CMS linked subordinated notes 2019	NL0000122505
EUR170m	Floating	Sinkable subordinated notes 2041	XS0123050956
EUR100m	5.125%	Flip flop Bermudan callable subordinated notes 2017(callable December 2012)	XS0159771327
EUR26m	7.42%	Subordinated notes 2016	XS0067935253
EUR15m	Floating	CMS linked floating rate subordinated lower tier 2 notes 2020	XS0214553348
EUR13m		Zero coupon subordinated notes 2029 (callable June 2009)	XS0098392755
EUR7m	7.38%	Subordinated notes 2016	XS0067976364
EUR5m	Floating	Bermudan callable subordinated lower tier 2 notes 2015 (callable October 2010)	XS0233906808
GBP42m	Floating	Amortising MTN subordinated lower tier 2 notes 2010	XS0072183204
GBP25m	Floating	Amortising MTN subordinated lower tier 2 notes 2011	XS0073571761
AUD575m	6.50%	Bermudan callable subordinated lower tier 2 notes 2018 (callable May 2013)	AU0000ABOHG2
AUD175m	Floating	Bermudan callable subordinated lower tier 2 notes 2018 (callable May 2013)	AU0000ABOHH0
USD1,500m	Floating	Bermudan callable subordinated notes 2015 (callable March 2010)	XS0213858243
USD500m	4.65%	Subordinated notes 2018	USN02627AR30
USD165m	6.14%	Subordinated notes 2019	XS0088804504
USD150m	7.13%	Subordinated notes 2093	US00077TAB08
USD72m	5.98%	Subordinated notes 2019	XS0093450608
PKR800m	Floating	Subordinated 2012
MYR200m	Floating	Subordinated notes 2017	EG5294632
TRY60m	Floating	Callable subordinated notes 2017 (callable 2012)
Tier 1	Coupon	Type of instrument	ISIN
USD1,285m	5.90%	Trust Preferred V	US74928K2087
USD200m	6.25%	Trust Preferred VI	US74928M2044
USD1,800m	6.08%	Trust Preferred VII	US74928P2074

In addition all senior unsecured debt will remain with RBS N.V. as well as the LaunchPad Programmes, Limited Recourse Notes and the notes issued under the MTN Programme.

The USD 250 million 7.75% subordinated lower tier 2 notes 2023 (ISIN US00077TAA25), while economically allocated to the Dutch State acquired businesses, will remain a legal obligation of RBS N.V. until their intended transfer in the second quarter of 2010 to the new ABN AMRO Bank N.V. These notes can not be transferred to the new ABN AMRO Bank N.V. as part of the Dutch legal demerger process, because they are governed by US law.

Exhibit No. 2

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.3

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R, (ii) a disclosure made in accordance LR 9.8.6R(1) or (iii) a disclosure made in accordance with section 793 of the Companies Act (2006).

i

3. Name of person discharging managerial responsibilities/director

Christopher Paul Sullivan

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

The Royal Bank of Scotland plc Trustee Account BAYE and Profit Sharing

8. State the nature of the transaction

Participation in The Royal Bank of Scotland Group plc Share Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired

381

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.0000007%

11. Number of shares, debentures or financial instruments relating to shares disposed

-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

£0.3280

14. Date and place of transaction

8 February 2010

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

21,155 shares     0.00004%

16. Date issuer informed of transaction

8 February 2010

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant

-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

-

23. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Aileen Taylor, Deputy Secretary

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Aileen Taylor, Deputy Secretary

Date of notification

9 February 2010

Exhibit No. 3

                                                                     FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.         KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	Kenmore European Industrial Fund Limited
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary NPV
Date of dealing	16 February 2010

2.         INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)        Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	5,986,166	4.2758%	0	0.0%
(2) Derivatives (other than options)	0	0.0%	0	0.0%
(3) Options and agreements to purchase/sell	0	0.0%	0	0.0%
Total	5,986,166	4.2758%	0	0.0%

(b)        Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	0	0.0%	0	0.0%
(2) Derivatives (other than options)	0	0.0%	0	0.0%
(3) Options and agreements to purchase/sell	0	0.0%	0	0.0%
Total	0	0.0%	0	0.0%

(c)        Rights to subscribe (Note 3)

Class of relevant security:	Details

3.         DEALINGS (Note 4)

(a)        Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	3,623	GBP 0.3700

(b)        Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)        Options transactions in respect of existing securities

(i)         Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)        Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)        Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4.         OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced.  If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)                                 ~~YES~~/NO

Date of disclosure	17 February 2010
Contact name	Richard Hopkins
Telephone number	(020) 7672 0354
If a connected EFM, name of offeree/with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes: The Notes on Form 8.3 can be viewed on the Takeover Panel's website atwww.thetakeoverpanel.org.uk

Exhibit No. 4

                                                                   FORM 8.1(b)(ii)

                        DEALINGS BY CONNECTED EXEMPT FUND MANAGERS
                                  ON BEHALF OF DISCRETIONARY CLIENTS
                                               (Rule 8.1(b)(ii) of the Takeover Code)

1.         KEY INFORMATION

Name of exempt fund manager	Adam & Company Investment Management Ltd (wholly owned subsidiary of The Royal Bank of Scotland Group plc)
Company dealt in	Babcock International Group plc
Class of relevant security to which the dealings being disclosed relate [1]	Ordinary 60p
Date of dealing	18 February 2010

2.         INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)        Interests and short positions (following dealing) in the class of relevant security dealt in 2

	Long	Short
	Number (%)	Number (%)
(1) Relevant securities [3]	581,575 (0.2532)	0 (0.0)
(2) Derivatives (other than options)	0 (0.0)	0 (0.0)
(3) Options and agreements to purchase/sell	0 (0.0)	0 (0.0)
Total	581,575 (0.2532)	0 (0.0)

(b)        Interests and short positions in relevant securities of the company, other than the class dealt in 2

Class of relevant security:	Long	Short
	Number (%)	Number (%)
(1) Relevant securities [3]
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)        Rights to subscribe 2

Class of relevant security:	Details

3.         DEALINGS 4

(a)        Purchases and sales

Purchase/sale	Number of securities	Price per unit [5]
Purchase	940	GBP 5.5400

(b)        Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short [6]	Number of securities [7]	Price per unit [5]

(c)        Options transactions in respect of existing securities

(i)         Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates [7]	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit [5]

(ii)        Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit [5]

(d)        Other dealings (including new securities) 4

Nature of transaction [7]	Details	Price per unit (if applicable) [5]

4.         OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced.  If none, this should be stated.

NONE

Is a Supplemental Form 8 attached? 9                                                               ~~YES~~/NO

Date of disclosure	19 February 2010
Contact name	Richard Hopkins
Telephone number	020 7 672 0354
Name of offeree/offeror with which connected	Mouchel Group Plc
Nature of connection [10]	Financial Adviser and Corporate Broker

Notes

1.	See the definition of "relevant securities" in the Definitions Section of the Code.
2.

See Note 5 on Rule 8 and the definition of "interests in securities" in the Definitions Section of the Code.  Rights to subscribe for new shares should be disclosed separately from interests and short positions in existing securities.  Rights to subscribe include directors' and other executive options.

3.

Where relevant securities are held within a fund in respect of which seed capital represents 10% or more of the funds under management, specify the percentage of seed capital in addition to the amount of stock held within that fund.

4.	See the definition of "dealings" in the Definitions Section of the Code.
5.	For all prices and other monetary amounts, the currency must be stated.
6.

If a long position has been increased or a short position reduced as a result of the dealing, write "long".  If a short position has been increased or a long position reduced as a result of the dealing, write "short".  If the dealing has not resulted in a long or short position being increased or reduced, give details of the variation or other dealing.

7.	See Note 3 on the definition of "interests in securities" in the Definitions Section of the Code.
8.	State type of dealing, e.g. "subscription", "conversion", "exercise" etc.
9.	Where there are open option positions or open derivative positions (other than CFDs), or where there is an agreement to purchase or to sell, Supplemental Form 8 should be completed.
10.	See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

Exhibit No. 5

                                                                    FORM 8.1(b)(ii)
                            DEALINGS BY CONNECTED EXEMPT FUND MANAGERS
                                        ON BEHALF OF DISCRETIONARY CLIENTS
                                                    (Rule 8.1(b)(ii) of the Takeover Code)

1.         KEY INFORMATION

Name of exempt fund manager	National Westminster Bank Plc (wholly owned subsidiary of The Royal Bank of Scotland Group plc)
Company dealt in	Shanks Group Plc
Class of relevant security to which the dealings being disclosed relate [1]	Ord 10p
Date of dealing	18 February 2010

2.         INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)        Interests and short positions (following dealing) in the class of relevant security dealt in 2

	Long	Short
	Number (%)	Number (%)
(1) Relevant securities [3]	0 (0.0)	0 (0.0)
(2) Derivatives (other than options)	0 (0.0)	0 (0.0)
(3) Options and agreements to purchase/sell	0 (0.0)	0 (0.0)
Total	0 (0.0)	0 (0.0)

(b)        Interests and short positions in relevant securities of the company, other than the class dealt in 2

Class of relevant security:	Long	Short
	Number (%)	Number (%)
(1) Relevant securities [3]
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)        Rights to subscribe 2

Class of relevant security:	Details

3.         DEALINGS 4

(a)        Purchases and sales

Purchase/sale	Number of securities	Price per unit [5]
Sale	1,591	GBP 1.2100

(b)        Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short [6]	Number of securities [7]	Price per unit [5]

(c)        Options transactions in respect of existing securities

(i)         Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates [7]	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit [5]

(ii)        Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit [5]

(d)        Other dealings (including new securities) 4

Nature of transaction [7]	Details	Price per unit (if applicable) [5]

4.         OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced.  If none, this should be stated.

NONE

Is a Supplemental Form 8 attached? 9                                                               ~~YES~~/NO

Date of disclosure	19 February 2010
Contact name	Richard Hopkins
Telephone number	020 7 672 0354
Name of offeree/offeror with which connected	Shanks Group Plc
Nature of connection [10]	Corporate Broker

Notes

1.	See the definition of "relevant securities" in the Definitions Section of the Code.
2.

See Note 5 on Rule 8 and the definition of "interests in securities" in the Definitions Section of the Code.  Rights to subscribe for new shares should be disclosed separately from interests and short positions in existing securities.  Rights to subscribe include directors' and other executive options.

3.

Where relevant securities are held within a fund in respect of which seed capital represents 10% or more of the funds under management, specify the percentage of seed capital in addition to the amount of stock held within that fund.

4.	See the definition of "dealings" in the Definitions Section of the Code.
5.	For all prices and other monetary amounts, the currency must be stated.
6.

If a long position has been increased or a short position reduced as a result of the dealing, write "long".  If a short position has been increased or a long position reduced as a result of the dealing, write "short".  If the dealing has not resulted in a long or short position being increased or reduced, give details of the variation or other dealing.

7.	See Note 3 on the definition of "interests in securities" in the Definitions Section of the Code.
8.	State type of dealing, e.g. "subscription", "conversion", "exercise" etc.
9.	Where there are open option positions or open derivative positions (other than CFDs), or where there is an agreement to purchase or to sell, Supplemental Form 8 should be completed.
10.	See the definition of "connected fund managers and principal traders" in the Definitions Section of the Code.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

Exhibit No. 6

THE ROYAL BANK OF SCOTLAND GROUP plc

DIVIDENDS ON SERIES F, H, L-N and P-T NON-CUMULATIVE DOLLAR PREFERENCE SHARES OF US$0.01 FOR THE THREE MONTHS TO 31 MARCH 2010

The Directors have declared the specified dividends on the undernoted Series of non-cumulative dollar preference shares of US$0.01 each, all of which are represented by American Depositary Shares, for the three months to 31 March 2010. The dividends will be paid on 31 March 2010 at the undernoted rates to holders on the register at the close of business on 16 March 2010.

Series	Dividend payable per share
Series F	US$0.478125
Series H	US$0.453125
Series L	US$0.359375
Series M	US$0.40
Series N	US$0.396875
Series P	US$0.390625
Series Q	US$0.421875
Series R	US$0.382825
Series S	US$0.4125
Series T	US$0.453125

DIVIDEND ON SERIES U NON-CUMULATIVE DOLLAR PREFERENCE SHARES OF US$0.01 FOR THE SIX MONTHS TO 31 MARCH 2010

The Directors have declared the specified dividend on the undernoted series of Non-cumulative dollar preference shares of US$0.01 each for the six months to 31 March 2010. The dividend will be paid on 31 March 2010 at the undernoted rate to holders on the register at the close of business on 16 March 2010.

Series	Dividend payable per share
Series U	US$3,820.00

DIVIDEND ON SERIES 1 NON-CUMULATIVE CONVERTIBLE DOLLAR PREFERENCE SHARES OF US$0.01 FOR THE SIX MONTHS TO 31 MARCH 2010

The Directors have declared the specified dividend on the undernoted series of Non-cumulative convertible dollar preference shares of US$0.01 each for the six months to 31 March 2010. The dividend will be paid on 31 March 2010 at the undernoted rate to holders on the register at the close of business on 16 March 2010.

Series	Dividend payable per share
Series 1	US$45.59

19 February 2010

End

Exhibit No. 7

                                                                               FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
                                           (Rule 8.3 of the City Code on Takeovers and Mergers)

1.         KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	Kenmore European Industrial Fund Limited
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary NPV
Date of dealing	22 February 2010

2.         INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)        Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	5,973,837	4.2670%	0	0.0%
(2) Derivatives (other than options)	0	0.0%	0	0.0%
(3) Options and agreements to purchase/sell	0	0.0%	0	0.0%
Total	5,973,837	4.2670%	0	0.0%

(b)        Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	0	0.0%	0	0.0%
(2) Derivatives (other than options)	0	0.0%	0	0.0%
(3) Options and agreements to purchase/sell	0	0.0%	0	0.0%
Total	0	0.0%	0	0.0%

(c)        Rights to subscribe (Note 3)

Class of relevant security:	Details

3.         DEALINGS (Note 4)

(a)        Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	12,329	GBP 0.3700

(b)        Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)        Options transactions in respect of existing securities

(i)         Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)        Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)        Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4.         OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced.  If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)                                 ~~YES~~/NO

Date of disclosure	23 February 2010
Contact name	Richard Hopkins
Telephone number	(020) 7672 0354
If a connected EFM, name of offeree/with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes: The Notes on Form 8.3 can be viewed on the Takeover Panel's website atwww.thetakeoverpanel.org.uk

Exhibit No. 8

ANNOUNCEMENT - Director and Officer Changes

25 February 2010

RBS announces changes to Board and Group Secretary

As previously announced, Gordon Pell, Deputy Chief Executive, will retire from the Group on 31 March 2010.

Archie Hunter, Non-executive Director and Chairman of the Group Audit Committee, will step down as a Non-executive Director at the end of his existing term from the conclusion of the Group's Annual General Meeting in April 2010. The appointment of a successor to Mr Hunter is well advanced and is subject to final regulatory approval. A further announcement will be made in due course.

Miller McLean will retire as Group General Counsel and Group Secretary on 30 April 2010. Following his retirement, Chris Campbell, Deputy Group General Counsel will become Group General Counsel and Aileen Taylor, Deputy Group Secretary will assume the role of Group Secretary.

Commenting on the changes, Philip Hampton, Chairman of the Group, said:

"I would like to thank Gordon for 10 years of outstanding contribution to the Group where he has worked in a variety of roles, latterly as Deputy Chief Executive, helpfully delaying his retirement to work through the transition period. I would also like to pay tribute to Archie for his loyal service to the Board and RBS over the last 6 years and in particular, for his contribution as Chairman of the Group Audit Committee.  Both Gordon and Archie leave with our thanks and good wishes for the future.

"I am extremely grateful to Miller for his dedication, loyalty and outstanding contribution to the Group over a long and distinguished career spanning nearly 40 years.  He has played a critical role over the years and we wish him a long and very happy retirement."

Notes to Editors:

Gordon Pell was appointed to the Board in March 2000. Gordon was formerly group director of Lloyds TSB UK Retail Banking before joining National Westminster Bank Plc as a director in February 2000 and then becoming Chief Executive, Retail Banking. He is also a director of Race for Opportunity, and a member of the FSA Practitioner Panel. He was appointed chairman of the Business Commission on Racial Equality in the Workplace in July 2006 and deputy Chairman of the Board of the British Bankers Association in September 2007.

Appointed to the Board in September 2004, Archie Hunter is a chartered accountant. He was Scottish senior partner of KPMG between 1992 and 1999, and President of The Institute of Chartered Accountants of Scotland in 1997/1998. He has extensive professional experience in the UK, and in North and South America. He is currently chairman of Macfarlane Group plc, a director of Edinburgh US Tracker Trust plc, and a governor of the Beatson Institute for Cancer Research.

Miller McLean was appointed Group Secretary in August 1994 having joined the Group in 1970 as a graduate trainee.  He is a chartered banker and solicitor.  He is a trustee of the Industry and Parliament Trust, non-executive chairman of The Whitehall and Industry Group, and immediate past president of the Chartered Institute of Bankers in Scotland.

For further information contact:

Andrew Wilson             +44 131 626 3864 / +44 7810 636995

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  26 February 2010

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ A N Taylor

Name: Title:	A N Taylor Head of Group Secretariat